Exhibit 99.3

TENDER FORM

(FOR EQUITY SHAREHOLDERS HOLDING EQUITY SHARES IN PHYSICAL FORM)

Bid Number:	BUYBACK OPENS ON	[Day], [Date]
Date:	BUYBACK CLOSES ON	[Day], [Date]
For Registrar / Collection Centre use
	Inward No.	Date	Stamp
Status (please tick appropriate box)
	Individual	FPI	Insurance Co
	Foreign Co	NRI/OCB	FVCI
	Body Corporate	Bank/FI	Pension/PF
	VCF	Partnership/LLP	Others (Specify)
India Tax Residency Status: Please tick appropriate box
	Resident in India	Non-Resident in India	Resident of _____________ (shareholder to fill country of residence)
Route of Investment (For NR Shareholders only)
	Portfolio Investment Scheme	Foreign Investment Scheme

To,

INFOSYS LIMITED,

C/o Karvy Computershare Private Limited

Karvy Selenimum, Tower-B, Plot No 31 - 32,

Gachibowli Financial District, Nanakramguda

Hyderabad 500032, India

Dear Sirs,

Sub: Letter of Offer dated [•] to buy back up to 11,30,43,478 (Eleven Crore Thirty Lakhs Forty Three Thousand Four Hundred and Seventy Eight Only) Equity Shares of Infosys Limited (the “Company”) at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty Only) Per Equity Share (the “Buyback Offer Price”) payable in cash

1.	I / We (having read and understood the Letter of Offer dated [•] issued by the Company) hereby tender / offer my / our Equity Shares in response to the Buyback on the terms and conditions set out below and in the Letter of Offer.
2.	I / We authorize the Company to buy back the Equity Shares offered (as mentioned above) and to issue instruction(s) to the Registrar to the Buyback to extinguish the Equity Shares.
3.	I / We hereby warrant that the Equity Shares comprised in this Tender Offer are offered for Buyback by me/us free from all liens, equitable interest, charges and encumbrance.
4.	I / We declare that there are no restraints/ injunctions or other covenants of any nature which limits/ restricts in any manner my/ our right to tender Equity Shares for Buyback and that I/ we am/ are legally entitled to tender the Equity Shares for Buyback.
5.	I / We agree that the Company is not obliged to accept any Equity Shares offered for Buyback where loss of share certificates has been notified to the Company.
6.	I / We agree that the Company will pay the Buyback Offer Price only after due verification of the validity of the documents and that the consideration may be paid to the first named Eligible Shareholder as per SEBI notified Stock Exchange mechanism.
7.	I / We agree to return to the Company any Buyback consideration that may be wrongfully received by me / us.
8.	I / We undertake to execute any further documents and give any further assurances that may be required or expedient to give effect to my/our tender/offer and agree to abide by any decision that may be taken by Company to effect the Buyback in accordance with the Companies Act and Buyback Regulations.
9.	I / We authorize the Company to split the Share Certificate and issue new consolidated Share Certificate for the unaccepted Equity shares in case the Equity Shares accepted by the Company are less than the Equity Shares tendered in the Buyback.
10.	I/ We acknowledge that the responsibility to discharge the tax due on any gains arising on the Buyback is on me/us. I/We agree to compute gains on this transaction and immediately pay applicable taxes in India (whether by deduction of tax at source, or otherwise) and file tax return in consultation with our custodians/ authorized dealers/ tax advisors appropriately.
11.	I/ We undertake to indemnify the Company if any tax demand is raised on the Company on account of gains arising to me/ us on buyback of shares. I/We also undertake to provide the Company, the relevant details in respect of the taxability/ non-taxability of the proceeds arising on the Buyback of Equity Shares by the Company, copy of tax return filed in India, evidence of the tax paid, etc.
12.	I / We undertake to execute such further documents and give such further assurances that may be required for expedient to give effect to my/our tender/ offer and agree to abide by any decision that may be taken by the company to effect the Buyback in accordance with the Companies Act, 2013, Buyback regulations and any other applicable laws.
13.	Details of Equity Shares held and tendered / offered for Buyback:

Particulars	In Figures	In Words
Number of Equity Shares held as on Record Date ([•], 2017)
Number of Equity Shares Entitled for Buyback (Buyback Entitlement)
Number of Equity Shares offered for Buyback (including Additional Shares, if any)
• Number of Equity Shares held for a period of more than 12 months
• Number of Equity Shares held for a period less than or equal to 12 months

Note: An Eligible Shareholder may tender Equity Shares over and above his / her Buyback Entitlement. Number of Equity Shares validly tendered by any Eligible Shareholder up to the Buyback Entitlement of such Eligible Shareholder shall be accepted to the fullest extent. The Equity Shares tendered by any Eligible Shareholder over and above the Buyback Entitlement of such Eligible Shareholder shall be accepted in accordance with Paragraphs 23.8, 23.9, 23.10, 23.11 and 23.12 of the Letter of Offer. Equity Shares tendered by any Eligible Shareholder over and above the number of Equity Shares held by such Eligible Shareholder as on the Record Date shall not be considered for the purpose of acceptance.

14.	Non-resident shareholders (including NRIs, OCBs and FPIs) are requested to enclose a consent letter indicating the details of transfer i.e. number of Equity Shares to be transferred, the name of the investee company whose shares are being transferred i.e. “Infosys Limited” and the price at which the Equity Shares are being transferred i.e. “Price determined in accordance with the Buyback Regulations” duly signed by the shareholder or his/its duly appointed agent and in the latter case, also enclose the power of attorney.

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ACKNOWLEDGMENT SLIP: INFOSYS LIMITED – BUYBACK OFFER

(To be filled by the Equity Shareholder) (Subject to verification)

Folio No.
Received from Mr./Ms./Mrs.
Form of Acceptance-cum-Acknowledgement, Original TRS along with:
No. of Equity Shares offered for Buyback (In Figures)	(In Words)
Please quote Folio No. for all future correspondence	Stamp of Broker / Registrar

15. Details of Equity Share Certificate(s) enclosed: Total No. of Share Certificates Submitted:

Sr. No.	Folio No.	Share Certificate No.	Distinctive No(s)		No. of Shares
			From	To
1
2
3
4
Total

In case the number of folios and share certificates enclosed exceed 4 nos., Please attach a separate sheet giving details in the same format as above

16.	Details of the bank account of the sole or first Eligible Shareholder to be incorporated in the consideration warrant (to be mandatorily filled):

Name of the Bank	Branch and City	IFSC and MICR Code	Account Number (indicate type of account)

17.	Details of other Documents (Please ✓ as appropriate, if applicable) enclosed:

Power of Attorney	Previous RBI approvals for acquiring the Equity Shares of [•] Limited hereby tendered in the Offer
Death Certificate	Succession Certificate
Self-attested copy of PAN	Corporate Authorisations
TRS	Others (please specify)

18.	Applicable for all Non-resident shareholders

I / We undertake to pay income taxes in India on any income arising on such Buyback and taxable in accordance with prevailing income tax laws in India by the 7th day of the succeeding month in which the Shares are bought back by the Company. I/We also undertake to indemnify the Company against any income tax liability on any income earned on such Buyback of shares by me/us.

19.	Equity Shareholders Details:

Particulars	First/Sole Holder	Joint Holder 1	Joint Holder 2	Joint Holder 3
Full Name(s) Of the Holder
Signature(s)*
PAN
Address of the Sole/First Equity Shareholder
Telephone No. of Sole/First Equity Shareholder		Email ID of Sole/First Equity Shareholder

*	Corporate must affix rubber stamp and sign under valid authority. The relevant corporate authorization should be enclosed with the application form submitted.

Instructions:

This Tender Form has to be read along with the Letter of Offer and is subject to the terms and conditions mentioned in the Letter of Offer and this Tender Form

1.	This Offer will open on [Day], [Date] and close on [Day], [Date]
2.	This Tender Form has to be read along with the Letter of Offer and is subject to the terms and conditions mentioned in the Letter of Offer and this Tender Form.
3.	Eligible Shareholders who wish to tender their Equity Shares in response to this Buyback Offer should submit the following documents to their Selling Member (Seller Broker), who in turn would deliver the said documents along with the Transaction Registration Slip (TRS) to the RTA; the documents should be sent to the RTA only after the placement of a valid bid; non-submission of the below mentioned documents directly to the RTA shall result in the rejection of the tendered Equity Shares
i.	The Tender Form duly signed (by all Equity Shareholders in case shares are in joint names) in the same order in which they hold the shares.
ii.	Original share certificates
iii.	Valid share transfer form(s) (SH-4) duly filled and signed by the transferors (i.e. by all registered Shareholders in same order and as per the specimen signatures registered with the Company/RTA) and duly witnessed at the appropriate place authorizing the transfer in favor of the Company
iv.	Self-attested copy of the Shareholder’s PAN Card
v.	Any other relevant documents such as (but not limited to):
•	Duly attested Power of Attorney if any person other than the Equity Shareholder has signed the relevant Tender Form
•	Notarized copy of death certificate and succession certificate or probated/ will, as applicable, if the original Shareholder has deceased
•	Necessary corporate authorisations, such as board resolutions etc., in case of companies
vi.	In addition to the above, if the address of the Shareholder has undergone a change from the address registered in the Register of Members of the Company, the Shareholder would be required to submit a self-attested copy of address proof consisting of any one of the following documents: valid Aadhar Card, Voter Identity Card or Passport.
4.	Eligible Shareholders to whom the Buyback Offer is made are free to tender Equity Shares to the extent of their entitlement in whole or in part or in excess of their entitlement, but not exceeding the number of Equity Shares held by them as on Record Date.
5.	All documents / remittances sent by or to Eligible Shareholders will be at their own risk and the Eligible Shareholders are advised to adequately safeguard their interests in this regard.
6.	For procedure followed by Eligible Shareholders for tendering shares in the buyback offer, please refer to Paragraph [•] of the Letter of Offer.
7.	All documents as mentioned above shall be enclosed with the valid Tender Form otherwise the shares will be liable for rejection. The shares shall be liable for rejection on the following grounds amongst others:
a)	If any other Company share certificates are enclosed with the Tender Form instead of the share certificate of the Company
b)	Non-submission of notarized copy of death certificate and succession certificate / probated will, as applicable in case any Eligible Shareholder has deceased.
c)	If the Eligible Shareholder(s) bid the shares but the Registrar does not receive the share certificate;
d)	In case the signature in the Tender Form and Form SH-4 doesn’t match as per the specimen signature recorded with Company / Registrar.
e)	If necessary corporate authorizations under official stamp are not accompanied with the Tender Form
8.	By agreeing to participate in the Buyback the NR and NRI shareholders give the Company the authority to make, sign, execute, deliver, acknowledge and perform all applications to file regulatory reporting, if required, including FC-TRS form, if necessary and undertake to provide assistance to the Company for such regulatory reporting, if required by the Company.
9.	All capitalized terms used herein have the meaning ascribed to such term in the Draft Letter of Offer.

The Equity Shares tendered in the Buyback shall be rejected for the following reasons in addition to the point number 8 mentioned above (i) if the Shareholder is not a Eligible Shareholder of the Company on the Record Date; (ii) if there is a name mismatch in the share certificate of the Shareholder; or (iii) if the Eligible Shareholder has made a duplicate bid. (iv) if the documents mentioned in the Tender Form for Eligible Shareholders holding Equity Shares in physical form are not received by the Registrar on or before [•] by 5 PM

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ALL FUTURE CORRESPONDENCE IN CONNECTION WITH THIS BUYBACK, IF ANY, SHOULD BE ADDRESSED TO REGISTRAR TO THE BUYBACK AT THE FOLLOWING ADDRESS QUOTING YOUR FOLIO NO.:

Investor Service Centre: Infosys Limited- Buyback offer

Karvy Computershare Private Limited

Karvy Selenimum, Tower-B, Plot No 31 - 32,

Gachibowli Financial District, Nanakramguda

Hyderabad 500032, India

Tel: +91 40 6716 2222; Fax: +91 40 2343 1551

Email: infosyssharebuyback@karvy.com

Contact Person : M. Murali Krishna

SEBI Registration: INR000000221

Validity Period: Permanent

CIN: U72400TG2003PTC041636